INVEST IN **URBIE INC.**

Tackling Urban Pollution through smart Green Tech products



Highlights

Highlights

1. 💰 $230k in crowdfunding revenue from our first product Urbie Air Purifier
2. 🔥 Top US retailers signed purchase order letter of intent (Sharper image, William Sonoma, Urban O.)
3. ⏰ Timing is perfect, we're market-ready, your money will go straight into funding inventory
4. 🚀 You will take part in a booming industry that is expected to grow to USD 22.80 billion by 2028!
5. 💉 Utility patent pending in the US and the EU
6. 🦄 Our goal is to develop 5 products in the next 5 years

6. 🦄 Our goal is to develop 5 products in the next 5 years

7. 💚 You're taking part in a revolutionary startup that'll continue to develop sustainable technology
8. 🌆 You're investing in 2 passionate brothers who believe in pollution-free cities

Our Team



Bassel Jouni

Product Design & Development Manager. Founded Rootsupsolutions.org, an award-winning NGO: GreenTec Award Winner, International Centre for climate governance, World Tech Award Developed an award-winning dew house collector.

> I love nature, and I believe we can learn a lot from it. Living in cities has its upsides, but it also drains us emotionally, physically & mentally. We are constantly exposed to toxic car fumes, harmful substances in our drinking water, loud and noisy cars, and bright street lights. My goal is to get rid of pollution one product at a time.

Bassel Jouni



Bassel Jouni

5+ years experience in online sales and marketing. Co-founded Urbie and an award-winning NGO Rootsupsolutions.org. BCom degree from York University. Exited a successful private labelling company in 2018. Ex-banker with extensive capital markets exp.



Karim Hass

A close friend and a believer in Bassel Jouni's vision. Passionate for horticulture and health-related products. Helps out in building relationships with customers. Investor in green technologies & a dedicated contributor to our NGO Rootsupsolutions



Issam Shugaa

Sam has a diverse IT background with substantial experience in large-scale blue-chip corporations as well as practical experience in senior management roles, in addition to Agile project management experience and cloud implementation.



Daria Popova

Web and SEO specialist with 5+ years of experience. Improved organic search rankings from page 3 to Top 5 for eco-friendly air purifiers. Content creator and copywriter.



Nikolay Petrov

Experienced Electrical Project Manager with a demonstrated history of working in the consumer services industry. Skilled in Altium Designer, Communication, Eagle PCB, SolidWorks.

My Pitch


PITCH
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Over 50% of the population lives in urban areas today, By 2045, the world's urban population will increase by 1.5 times to 6 billion, pollution is on the rise as well as the direct risks on our health.



Urbie Inc. is a green-tech company making smart innovative products to solve all sorts of urban pollution (Air, Water, Sound, & Light). We are on a mission to make our life healthier and happier with a combination of nature, technology, and design.

Bridging The Gap Between Nature & The Urban World



The convenience of city life makes it hard to leave. You have everything within easy access via public transportation, a short drive, or even walking distance.


We're surrounded by nature yet we're so disconnected from it
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We're two brothers and business partners (Bassel on the left) and (Bill on the right) who despise pollution and we believe that preventive medicine is the best cure for many illnesses, so we started experimenting with different product ideas. Fast forward to 2019 Urbie was born.



Our company Urbie was initially established in Rennes, France back in 2019. It received a lot of interest from US clients so we decided to move our operations to the United States.


urbie



Lisbon web summit tradeshow 2019

Media

Financial Projections

Disclaimer: These are forward-looking projections and can't be guaranteed

2022 - 2023	10,000 units will be ready to sell generating a gross profit USD 2,890,000
2023 - 2024	25,000 units will be ready to sell generating a gross profit USD 5,780,000
2024 - 2025	40,000 units will be ready to sell generating a gross profit USD 11,560,000

Urbie*Air* is our first product that improves the health of our indoor environment


Humidity Water is Reused for the Plant
Uses 90% Less Plastic in its Filters
Ultra Low Energy Consumption
Ultra Low Noise

"I wanted to create an experience and not only an air cleaner "


Breathe Like In Nature



"We made sure to make it as user-friendly as possible and fun to use, yet to make it Aesthetically Elegant and Decorative"




Features
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The Gadget mimics what nature does by circulating the air through its **biomass/washable filters, collecting humidity from the air, and recycling the water for the plant.** This process will boost the negative ions in the air just like in nature and create a similar experience.

Specially designed LED Grow light creates an optimal environment for the plant to grow while enhancing the aesthetics.





The built-in water tank with a self-watering irrigation system operates in accordance with system settings and sensor data, supported with a cloud-based artificial intelligence platform. Sensor data includes for example water level, humidity, and temperature. Watering cycles and quantity are optimized for plant health and for indoor humidity optimization. The fan operates according to environmental conditions. Sensors also deliver warnings for service and environmental conditions, such as low water tank levels.



Utility Patent-Pending in US & EU!

What separates an idea from reality is execution. When one person has an idea, ten people have the same idea. worked daily for hours on end to add every feature and benefit that could possibly be added to Urbie Air Purifier we have filed for a United States and EU Utility Patent. Now the waiting game had begun.


urbie
A sustainable Solution to traditional Air Purifiers
90%
Less Plastic used in the Air Filters
Washable Nano Air Filter 0.3 micr
Aerated Plant pot fc
Removal - Pro-filtr
Hemo + Activated Charcoal Pell
Suitable for spaces upto 25m2
Low Energy Consumption
The water collected from the dehumidifier will be recycled to the plant
Water Outlet
Dehumidifier
Ionizers
USB Port for Grow light


A built-in infrared technology is used to measure the water level with live updates
peace lilly
1L Water Tank
Drained water is re-used to the plant by using cotton ropes
Cotton rope
Drainage

We are ready for Mass Production

✓ Tooling is ready for mass production of 200,000 units

✓ Electrical boards & Assembly line is ready


Production
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Our first golden samples that went out from the tooling


Urbie production sample
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Product & Complimentary Accessories


PM Filter + 2 Odor Removal Filters
Yearly Subscription
$49
Decorative Portable Table
$69
Air Purifier
$349
USB Grow Light
$29

Revenue Model

- Target online retail price for one air purifier is USD 349. Gross profit margin is 75-80%. We aim to sell 2-3 air purifiers per household by incentivising customers to purchase a bundle deal to maximise air purification in their homes.
- Up sell customers accessories such as UV grow light lamp and Wooden table stand with a staggering gross profit margins of 85-90%.
- Sell to distributors and wholesalers at a price of USD 169 with MOQ of 1000 units
- Recurring revenue from yearly air filter subscriptions totalling USD 65 per household
- Partner up with major plant shops to sell on consignment agreement
- Sell to 5 star hotels and corporate offices in bulk at wholesale price

GIVING BACK INITIATIVES AND PLANS

2% of Urbie's Annual Gross Income will be invested in our global NGO initiatives. We have many projects planned in our NGO

Rootsupsolutions.org which is the driving force behind Urbie's creation.

Our projects are aimed at:

1) Tackling water shortages in arid regions due to drought and climate change

2) Building low-cost self-sustaining housing in rural regions with a lack of access to electricity, clean water, and sanitation

3) Developing dew collectors for rural farmers designed to yield the most amount of water per cubic sq.

4) Addressing excess CO2 by planting trees and utilizing science and technology aimed at reducing the carbon footprint


The Dew Greenhouse Project
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Venting fan

fig.15



Intake fan

fig.16

The relative humidity in that night was 30% outside and 80% in the greenhouse. We turned off the venting fan in order to observe condensations on the lower side of the roof by using a wiper (fig.18). It was hard to observe the water on the upper side of the roof. The amount of water was half a liter per square meter.



fig.17



fig.18

By investing in us, you're investing in the future of our kids and the many generations to come. We have big goals and ambitions to get rid of pollution both urban and global.

Downloads

table light 2.jpg